ROCKWELL VENTURES INC.
QUARTERLY REPORT
FEBRUARY 29, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

Rockwell Ventures Inc. ("Rockwell" or the "Company") is a natural resource company engaged in the exploration of mineral properties.

Ricardo Property, Chile

The Company holds a 100% interest in the Ricardo Property, a porphyry copper prospect located near Calama, Chile. The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporación National del Cobre de Chile's ("Codelco", Chile's national mining company) large operation called the Chuquicamata Mine. Rockwell's wholly-owned subsidiary Minera Ricardo Resources Inc. S.A. ("Minera Ricardo") has obtained a provisory mining easement and has applied for two other easements plus an injunction in an attempt to prevent Codelco from building a housing project and infrastructure over the Company's mining rights, or alternatively to receive fair compensation from Codelco. Rockwell intends to continue to contact and negotiate with Codelco to resolve the impasse.

The Company is optimistic that further exploration work, financed by Rockwell or in conjunction with other partners, will identify one or more deposits on the Ricardo Property. In early February, Minera Ricardo signed a Letter of Understanding with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"), whereby Rio Tinto can acquire a 100% interest in a majority of the claims (about 14,600 hectares) that make up the Ricardo property. Under the Letter of Understanding, to obtain its interest Rio Tinto must make annual option payments over a four-year period, totalling US$6,000,000. To keep the option in good standing, Rio Tinto must also spend US$4,000,000 on exploration on the property during the four years and pay all property taxes and property maintenance costs. The first year's expenditure of US$250,000 and 2000 metres of drilling is a commitment. Rockwell will retain a 1% net smelter royalty ("NSR"), with Rio Tinto also having the option to purchase the first 0.5% of the NSR for US$5,000,000 and the remaining 0.5% of the NSR for US$7,000,000.

Royce Diamond Claims, Canada

In November 2003, Rockwell announced that it had entered into a property agreement with GMD Resources Ltd. ("GMD") to earn a 60% interest in the Royce Diamond Claims. The Royce property is located 110 kilometres north-northwest of the city of Yellowknife, Northwest Territories.

The Royce Claims are situated at the heads of the Wheeler Lake and Bessonette diamond indicator mineral trains that include G-10 garnets, ilmenites and chromites, chemically compatible with the diamond stability field. The Royce targets were further defined by airborne geophysical results from previous exploration work.

Rockwell completed a two-phase exploration program on the property. During February and March 2004, detailed ground geophysical surveys were carried out at the heads of the Wheeler Lake kimberlite indicator mineral trains over six target areas. The program comprised 345-station gravity survey, twelve line-kilometres of electromagnetic surveys and 60 line kilometres of magnetic surveys, outlining a promising geophysical anomaly. Next, two holes (totaling 155 metres) were drilled to test the anomaly but failed to intersect kimberlite. Due to these results, in April 2004, the Company concluded it would not be proceeding with its option on the Royce Claims.

Rockwell is currently assessing new prospects for acquisition.

Market Trends

Copper prices have increased substantially, averaging US$0.81/lb in 2003 and averaging US$1.25/lb so far in 2004.

ROCKWELL VENTURES INC.
QUARTERLY REPORT
FEBRUARY 29, 2004

Financial review

At February 29, 2004, Rockwell had a working capital of $2,301,710, as compared to working capital of $77,155 in the same quarter of the previous fiscal year. The Company had 92,805,775 common shares issued and outstanding at the end of the third quarter of fiscal 2004. Shareholders approved an increase in the authorized share capital from 100,000,000 to 200,000,000 common shares without par value at the Company's annual general meeting in November 2002.

On December 31, 2003, the Company completed a financing of 37.5 million units for gross proceeds of $3,000,000, including $1,380,000 in flow-through financing. At February 29, 2004, the Company was committed to incur prior to December 31, 2004, on a best-efforts basis, approximately $1,206,100 in qualifying Canadian exploration expenditures related to this flow-through private equity placement.

Results of Operations

The Company's operating loss for the current quarter is $494,264, as compared to an operating loss of $331,706 in the same quarter of the previous fiscal year. Expenses for the quarter totaled $1,011,748, compared to $347,267 in the third quarter of fiscal 2003.

The majority of the expenses for the third quarter of fiscal 2004 were related to exploration and administration. Exploration expenditures on the Ricardo property totaled $95,077, including $60,688 for legal fees in Chile, $15,424 for site salaries, $14,660 for property fees and $4,207 for auditing. Exploration expenditures on the Royce property totaled $173,903. The main costs were $54,374 for geological wages, $68,059 for site activities (site wages, supplies, and contractor costs) and $30,365 for helicopter transportation. Prior to the start of exploration on the Royce property, $135,500 was paid in advances. This included $108,603 in contractor advances and $40,932 in prepaid insurance, included as amounts receivable and prepaid.

The main administrative expenses for the quarter were $200,176 for share-based compensation and $51,311 for consulting fees (that includes $50,259 paid to a consulting firm for administrative, consulting, and financial services). Other significant costs were $37,744 for salaries and $21,630 for insurance.

The Company recovered $480,500 during the quarter of amounts receivable which had been previously written off.

Related Party Transactions

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia carries out geological, corporate development, investor services, administrative and management activities, and incurs third party expenses on behalf of the Company on a full cost-recovery basis. In the third quarter of fiscal 2004, Rockwell paid HDI $165,855, as compared to $204,750 during the third quarter of the previous fiscal year. The Company currently has accounts payable to HDI of $558,850.

Euro-American Capital Corporation, a company controlled by a director of the Company, provided management and advisory services to the Company amounting to $5,207 during the quarter as compared to $5,780 during the same quarter of the previous fiscal year.

Gordon J. Fretwell Law Corporation, a company controlled by a director of the Company, provided legal services to the Company. The cost during the quarter was $7,763 as compared to $nil during the same quarter of the previous fiscal year.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.